UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AbbVie Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-35565	32-0375147
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 North Waukegan Road

North Chicago, Illinois 60064-6400

(Address of principal executive offices) (Zip code)

Scott T. Reents

(847) 932-7900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report for AbbVie Inc. (“AbbVie”) for the year ended December 31, 2024 is attached as Exhibit 1.01 to this Form SD and is available on AbbVie’s website at investors.abbvie.com

The references to AbbVie’s website included in this Form SD and its exhibits are provided for convenience only, and its contents are not incorporated by reference into this Form SD and Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

As specified in this Form SD, AbbVie is hereby filing its Conflict Minerals Report as Exhibit 1.01.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AbbVie Inc.

(Registrant)

By:	/s/ Scott T. Reents	5/30/2025
	Scott T. Reents	(Date)
Executive Vice President, Chief Financial Officer